PRICING TERM SHEET	Issuer Free Writing Prospectus
Dated May 11, 2020	Filed Pursuant to Rule 433
Registration File No. 333-238149
Relating to the
Preliminary Prospectus Supplement
Dated May 11, 2020
(To Prospectus Dated May 11, 2020)

Penn National Gaming, Inc.

Offering of

$300,000,000 Aggregate Principal Amount of

2.75% Convertible Senior Notes due 2026

The information in this pricing term sheet supplements Penn National Gaming, Inc.’s preliminary prospectus supplement, dated May 11, 2020 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein, and the base prospectus dated May 11, 2020, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, relating to an offering of convertible senior notes due 2026 (the “Notes Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to Penn National Gaming, Inc. and not to its subsidiaries. Penn National Gaming, Inc. has increased the size of the Notes Offering to $300,000,000 (or $345,000,000 if the underwriters’ over-allotment option is exercised in full). The final prospectus, dated May 11, 2020, relating to the Notes Offering will reflect conforming changes relating to such increase in the size of the Notes Offering. Additionally, Penn National Gaming, Inc. has increased the size of the Concurrent Common Stock Offering described in the Preliminary Offering Prospectus to an aggregate offering size of $300,000,000 (or $45 million of additional Common Stock at the public offering price specified below if the underwriters in the Concurrent Common Stock Offering exercise their option to purchase additional shares of Common Stock in full). The final prospectus, dated May 11, 2020, relating to the Concurrent Common Stock Offering will reflect conforming changes relating to such increase in the aggregate size of the Concurrent Common Stock Offering.

Issuer	Penn National Gaming, Inc.

Ticker / Exchange for Common Stock	PENN / NASDAQ Global Select Market (“NASDAQ”).

Trade Date	May 12, 2020.

Settlement Date	May 14, 2020 (T+2).

Notes	2.75% convertible senior notes due 2026 (the “Notes”).

Principal Amount	$300,000,000 (or, if the underwriters fully exercise their over-allotment option, $345,000,000) aggregate principal amount of Notes.

Public Offering Price	100% of the principal amount of the Notes, plus accrued interest, if any, from the Settlement Date.

Underwriting Discount	2.5% of the principal amount of the Notes, or $7,500,000 in the aggregate (or

$8,625,000 in the aggregate, if the underwriters fully exercise their over-allotment option).

Maturity	May 15, 2026, unless earlier repurchased, redeemed or converted.

Stated Interest Rate	2.75% per annum.

Interest Payment Dates	May 15 and November 15 of each year, beginning on November 15, 2020.

Record Dates	May 1 and November 1.

Last Reported Sale Price per Share of Common Stock on NASDAQ on May 11, 2020	$18.66.

Public Offering Price of the Concurrent Common Stock Offering	$18.00.

Conversion Premium	Approximately 30.0% above the Public Offering Price of the Concurrent Common Stock Offering.

Initial Conversion Price	Approximately $23.40 per share of our Common Stock.

Initial Conversion Rate	42.7350 shares of our Common Stock per $1,000 principal amount of Notes.

Optional Redemption

We may not redeem the Notes at our option at any time before November 20, 2023. The Notes will be redeemable, in whole or in part, at our option at any time, and from time to time, on or after November 20, 2023 and on or before the 45th scheduled trading day immediately before the date of Maturity, at a cash redemption price equal to the principal amount of the Notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date, but only if the last reported sale price per share of our Common Stock exceeds 130% of the conversion price on (1) each of at least 20 trading days, whether or not consecutive, during the 30 consecutive trading days ending on, and including, the trading day immediately before the date we send the related redemption notice; and (2) the trading day immediately before the date we send such notice. In addition, calling any Note for redemption will constitute a make-whole fundamental change with respect to that Note, in which case the conversion rate applicable to the conversion of that Note will be increased in certain circumstances if it is converted after it is called for redemption. See “Description of Notes—Optional Redemption” and “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change” in the Preliminary Prospectus Supplement.

Use of Proceeds

We estimate that the proceeds from this offering will be approximately $291.8 million (or approximately $335.7 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses. We intend to use the net proceeds of the Notes Offering and the Concurrent Common Stock Offering for general corporate purposes.

Concurrent Common Stock Offering

Concurrently with the Notes Offering, we are conducting a public offering of Common Stock having an aggregate gross offering price of $300 million (or $45 million of additional Common Stock from us at the public offering price, less the underwriting discount, if the underwriters in the Concurrent Common Stock Offering exercise their option to purchase additional shares of Common Stock in full). Neither the completion of the Notes Offering nor the Concurrent Common Stock Offering is contingent on the completion of the other, so it is possible that the Notes Offering occurs and the Concurrent Common Stock Offering does not occur, and vice versa. See “Concurrent Common Stock Offering” in the Preliminary Prospectus Supplement.

Joint Book-Running Managers	Goldman Sachs & Co. LLC
BofA Securities, Inc.

Book-Running Managers	J.P. Morgan Securities LLC
Fifth Third Securities, Inc.
Wells Fargo Securities, LLC

Co-Managers	SunTrust Robinson Humphrey, Inc.
Barclays Capital Inc.
Citizens Capital Markets, Inc.
Macquarie Capital (USA) Inc.
Morgan Stanley & Co. LLC
Stifel, Nicolaus & Company, Incorporated
TD Securities (USA) LLC
U.S. Bancorp Investments, Inc.

CUSIP / ISIN Numbers	707569 AU3 / US707569AU31.

Increase to Conversion Rate in Connection with a Make-Whole Fundamental Change

If a make-whole fundamental change occurs and the conversion date for the conversion of a Note occurs during the related make-whole fundamental change conversion period, then, subject to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change,” the conversion rate applicable to such conversion will be increased by a number of shares set forth in the table below corresponding (after interpolation, as described below) to the make-whole fundamental change effective date and the stock price of such make-whole fundamental change:

Make-Whole Fundamental Change Effective	Stock Price
Date	$18.00	$20.00	$23.40	$25.00	$30.42	$40.00	$50.00	$60.00	$75.00	$100.00	$125.00	$175.00	$225.00
May 14, 2020	12.8205	11.2575	8.6821	7.7776	5.6114	3.5760	2.4922	1.8590	1.2907	0.7765	0.4882	0.1713	0.0000
May 15, 2021	12.8205	10.9790	8.2671	7.3308	5.1364	3.1638	2.1650	1.6020	1.1093	0.6710	0.4262	0.1564	0.0000
May 15, 2022	12.8205	10.5920	7.7184	6.7480	4.5385	2.6693	1.7866	1.3118	0.9084	0.5542	0.3561	0.1358	0.0000
May 15, 2023	12.8205	10.0945	7.0132	6.0032	3.7965	2.0900	1.3634	0.9967	0.6943	0.4294	0.2794	0.1105	0.0000
May 15, 2024	12.8205	9.4280	6.0538	4.9976	2.8429	1.4153	0.9038	0.6658	0.4719	0.2974	0.1959	0.0802	0.0000
May 15, 2025	12.8205	8.4400	4.5662	3.4660	1.5516	0.6668	0.4366	0.3332	0.2425	0.1554	0.1033	0.0437	0.0000
May 15, 2026	12.8205	7.2650	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If such make-whole fundamental change effective date or stock price is not set forth in the table above, then:

•                  if such stock price is between two stock prices in the table above or the make-whole fundamental change effective date is between two dates in the table above, then the number of additional shares will be determined by straight-line interpolation between the numbers of additional shares set forth for the higher and lower stock prices in the table above or the earlier and later dates in the table above, based on a 365- or 366-day year, as applicable; and

•                  if the stock price is greater than $225.00 (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above are adjusted, as described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Increase in Conversion Rate in Connection with a Make-Whole Fundamental Change—Adjustment of Stock Prices and Number of Additional Shares”), or less than $18.00 (subject to adjustment in the same manner), per share, then no additional shares will be added to the conversion rate.

Notwithstanding anything to the contrary, in no event will the conversion rate be increased to an amount that exceeds 55.5555 shares of our common stock per $1,000 principal amount of Notes, which amount is subject to adjustment in the same manner as, and at the same time and for the same events for which, the conversion rate is required to be adjusted pursuant to the provisions described in the Preliminary Prospectus Supplement under the caption “Description of Notes—Conversion Rights—Conversion Rate Adjustments—Generally.”

* * *

We have filed a registration statement (including the Preliminary Prospectus Supplement, dated May 11, 2020 and an accompanying prospectus, dated May 11, 2020) with the Securities and Exchange Commission (the “SEC”) for the Notes Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying prospectus in that registration statement and other documents we have filed with the SEC for more complete information about the Issuer, the Notes Offering and the Concurrent Common Stock Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, any underwriter or any dealer participating in the Notes Offering will arrange to send you the Preliminary Prospectus Supplement and prospectus upon request to Goldman Sachs & Co. LLC at Goldman Sachs & Co. LLC, Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing Prospectus-ny@ny.email.gs.com or BofA Securities, Inc. at BofA Securities, Inc., 200 North College Street NC1-004-03-43, Charlotte, NC  28255-0001 Attn: Prospectus Department, Toll-free: 1-800-294-1322, E-mail: dg.prospectus_requests@bofa.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.